WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

November 22, 2010

VIA  EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: William H. Demarest IV, Attorney – Adviser

RE:	Wes Consulting, Inc.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed November 25, 2009
File No. 000-53314

Dear Mr. Demarest:

Set forth below are the responses by WES Consulting, Inc., the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES Consulting, Inc. (“WES” or the “Company”) effective October 19, 2009, to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated December 11, 2009.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Amendment No. 1 to Preliminary Information Statement on Schedule 14C referenced above.

General

1.            We note your response to comment 1 of our letter dated November 17, 2009 that you have incorporated the necessary financial information by reference. Your response does not appear to address our original request for your basis for not providing the disclosure required by Item 14 of Schedule 14A. As such, we partially reissue our prior comment. Please refer to Note A and Item 14 of Schedule 14A and discuss your basis for not providing the disclosure requested by the noted Items.

Response: The response letter from the Company to the Staff dated November 25, 2009 was prepared by the Company’s former legal counsel, and we have no knowledge of the basis for not originally providing the disclosure required by Item 14 of Schedule 14A.  We amend the preliminary proxy statement by Amendment No. 2 to include the information required by Item 14 of Schedule 14A.

William H. Demarest
Securities and Exchange Commission
November 22, 2010

2.            We note your response to comment 2 that shareholder approval was obtained. Please revise to clarify how you obtained shareholder approval and tell us your basis for not filing an information statement related to such approval.

Response: As mentioned above in response to comment #1, we have no knowledge of the basis for not originally having filed an information statement relating to the approval of the merger between the Company and Liberator, Inc.  Amendment No. 2, however, includes disclosures related to the merger.

3.            We note your response to comment 3 that you relied on Section 4(2) of the Securities Act of 1933 in issuing the securities to the shareholders of Liberator.  Please tell us the factual basis for such exemption.

Response:   First, the issuance of securities in the merger between Liberator and the Company was a transaction by the Company, the issuer of the common stock and preferred stock issued in the merger.

Second, the transaction involved a private offering. In Securities and Exchange Commission v. Ralston Purina Co. (1953), the Supreme Court said that “[a]n offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.’” The Court focused on the need of offerees for the protection afforded by registration under the Securities Act to determine whether the offering in that case was a public or private offering. We filed Form 10 information in a Current Report on Form 8-K filed with the Commission on October 22, 2009, which includes the kind of information made available in a registration statement. Since that Form 8-K is filed publicly as part of our securities filings with the Commission that are available via EDGAR, all of the Liberator shareholders had access to that public information and did not need the protection of the Securities Act.

In Doran v. Petroleum Management Corp. (5th Cir., 1977), the United States Court of Appeals for the Fifth Circuit considered four factors that it considered relevant to whether an offering qualifies for the Section 4(2) exemption. The four factors are (1) the number of offerees and their relationship to each other and the issuer, (2) the number of units offered, (3) the size of the offering, and (4) the manner of the offering. As the court said that “these factors serve as guideposts to the court,” we acknowledge that all four of these factors do not weigh heavily in favor of the private status offering, but we urge the Staff to consider the weight of factors 1 and 4 in favor of our position. As to factor 1, the offering was only available to the holders of Liberator common stock and preferred stock, of which there were only 53. We believed each of the Liberator shareholders to be a sophisticated investor with such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of a prospective investment. We based this belief on the following (i) the representations of the 40 investors from Liberator’s private placement that closed on June 26, 2009, which representations were contained in the subscription agreements entered into by such investors and Liberator; (ii) the representations of 7 of the shareholders, in written documents signed in connection with a private placement financing between such persons and OneUp Innovations, which Liberator acquired on June 26, 2009; and (iii) representations from Liberator shareholders and management. As to factor 4, we believe that the manner of the offering supports our belief that the issuance in the merger was a private offering as the issuance was only to persons who held shares of Liberator’s common stock and preferred stock immediately prior to the merger. We did not offer or sell the securities by any form of general solicitation or general advertising, all communications being directly with the parties to the merger transaction, nor was an underwriter involved.

William H. Demarest
Securities and Exchange Commission
November 22, 2010

For the reasons described and factors cited above, we relied on Section 4(2) as the exemption from registration for the issuance of securities in the merger.

4.            Please revise your Item 3 of Schedule 14C disclosure to discuss the interest of persons required to be identified in that item.

Response:  We have added a section on “INTERESTS OF DIRECTORS AND OFFICERS IN THE MERGER” on page 5 of Amendment No. 2.

5.           We note that prior to the merger, Liberator had previously merged with Remark Enterprises Inc. We also note that Liberator received comment letters from the staff dated July 9, 2009 and July 28, 2009. Please note that because Liberator is currently your operating business, the comments previously provided continue to apply even though Liberator filed a Form 15. As such, under separate cover, for each of the prior comment letters, please provide your responses to all of the outstanding comments. Please note that we will not be in a position to clear our review of this information statement until you have resolved the issues previously raised in the July 9 and July 28, 2009 letters.

Response: We acknowledge that the Staff will not be in a position to clear its review of this information statement until we have resolved the issues raised in the Staff’s letters regarding Liberator. On November 19, 2010, we received correspondence from the Staff that it had completed review of the filings that were the subject of those letters, and that the Staff did not have any further comments at this time.

*     *     *     *     *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer